EXHIBIT 12(f)

SECOND AMENDMENT TO

STIFEL FINANCIAL CORP.

WEALTH ACCUMULATION PLAN

2015 RESTATEMENT

Stifel Financial Corp. (“the Company”) previously established the Stifel Financial Corp. Wealth Accumulation Plan (the “Plan”).  The Company has amended the Plan from time to time, most recently in the form of a complete amendment and restatement, dated May 5, 2015 and a first amendment thereto dated November 20, 2015 (the “2015 Restatement”).

The Company now desires to amend the 2015 Restatement further to revise the provisions governing the crediting of Stifel Deferrals for certain commissioned employees and other provisions.

NOW, THEREFORE, the Plan is hereby amended in the following respects:

1.The second paragraph of Section 1.3 of the Plan is hereby amended to read in its entirety as follows, effective for awards issued on or after the date of adoption of this amendment:

Benefits under the Plan are in the form of stock units or deferred cash.  Each stock unit represents the obligation of the Company to transfer one share of Stock to the Participant at the time provided in Article VII, subject to the forfeiture provisions of this Plan and the discretion of the Committee to settle stock units in the form of cash.  Some of the awards are elective; others are mandatory, such as bonuses paid only in the form of stock units.  Awards of stock units provide the Participant with a participation in the value of the equity of the Company immediately from the time of the award.  Payments with respect to stock units, and payments of deferred cash awards, are transferred systematically to employees while they are employed after a stated period of time, and generally are forfeited upon termination of employment before the payment date.  In some cases awards are maintained for former employees subject to an agreement not to compete.

2.The second paragraph of Section 4.4 of the Plan is hereby amended to read in its entirety as follows:

For Participants compensated primarily on a commission basis, the Account of a Participant who achieves the designated threshold of Gross Production for the Plan Year shall be credited with Stifel Deferrals as of the last business day of the calendar month in which such threshold for the Plan Year is achieved, based on Gross Production for such year through such date; and as of the last business day of each subsequent calendar month for the remainder of the Plan Year, based on Gross Production for such month.  Notwithstanding the foregoing, effective January 1, 2017, for participants compensated primarily on a commission basis, the Account of a Participant who achieves the designated threshold of Gross Production for the Plan Year, based on Gross Production through the last business day of the Plan Year, shall be credited with Stifel Deferrals as of a date in the following Plan Year, which date shall be the same date specified in the following paragraph (with respect to employees not compensated primarily on a commission basis); provided that such individual is a Participant on such date.  The threshold of Gross Production for each Plan Year under this Section shall be established in writing by the Committee in its sole discretion before the time the Participant first has a legally binding right to the compensation, as defined in IRS regulations under section 409A of the Code.  For periods prior to January 1, 2015, the Account of a Participant shall be credited with Stifel Deferrals for a calendar month only if he or she is a Participant on the last day of such calendar month.  The Committee in its sole discretion may change such Stifel Deferral award formula by an instrument in writing adopted before the promise of the award becomes legally binding, as defined in IRS regulations under section 409A of the Code.

3.Section 5.2 of the Plan is hereby amended to read in its entirety as follows:

5.2.Stifel Deferrals, Matching Credits and Other Deferrals Regular Vesting Date.  A Participant or Former Participant shall be vested in all, or a designated portion of, Stifel Deferrals, Matching Credits and Other Deferrals, and any earnings thereon, credited to such Participant’s or Former Participant’s Account for a Plan Year on the last day of the calendar year specified in Appendix A for the Type applicable to that Account (or other date explicitly provided in an award agreement for an Other Deferral account).

The vested percentage of an Account Type with a designated ratable vesting schedule from time to time shall be a percentage of the balance of the Account determined ratably over the period  specified for such Type, based on the completed whole Years of Service beginning on the first day of the Plan Year for which an amount was allocated to the Account (or: (i) for periods before January 1, 2017, on the first day of the Plan Year immediately following the year for which an amount was allocated to the Account in the case of an award based on monthly gross production or commission payroll, or other date explicitly provided in an award agreement for an Other Deferral account or (ii) for periods on or after January 1, 2017, on the first day of the Plan Year during which an amount was allocated to the Account in the case of an award based on annual gross production or commission payroll, or other date explicitly provided in an award agreement for an Other Deferral account).  For example, the percentage of an Account Type with a vesting schedule designated “five year ratable” shall be determined as follows:

Years of Service	Vested Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

The vested percentage of an Account Type with a designated cliff vesting schedule shall be 0% until completion of the designated number of completed whole Years of Service, beginning on the first day of the Plan Year for which an amount was allocated to the Account (or: (i) for periods before January 1, 2017, on the first day of the Plan Year immediately following the year for which an amount was allocated to the Account in the case of an award based on monthly gross production or commission payroll, or other date explicitly provided in an award agreement for an Other Deferral account or (ii) for periods on or after January 1, 2017, on the first day of the Plan Year during which an amount was allocated to the Account in the case of an award based on annual gross production or commission payroll, or other date explicitly provided in an award agreement for an Other Deferral account); and 100% after such time.

Notwithstanding the above, the entire balance of an Account shall be vested on the occurrence of any of the following, if such event occurs earlier than the date designated above:

(a)the date the Participant’s or Former Participant’s Disability;

(b)the date the Participant or Former Participant dies; and

(c)the date a Participant incurs an involuntarily Termination of Employment because of a restructuring of the business of the Employer, which means the closing of an office or elimination of a business unit, and not solely because of the individual performance of the Participant.

4.The third paragraph of Article VI of the Plan is hereby amended to read in its entirety as follows, effective for awards issued on or after the date of adoption of this amendment:

Each stock unit shall represent the obligation of the Company to transfer one share of Stock to the Participant or Former Participant at the time provided in Article VII, subject to the forfeiture provisions of this Plan.  Notwithstanding the foregoing, the Committee in its sole discretion may elect at the time of payment to settle each stock unit in cash or in Stock or in a combination of both.

5.Section 7.8 of the Plan is hereby amended to read in its entirety as follows, effective for awards issued on or after the date of adoption of this amendment:

7.8Form of Payment of Distributable Benefit.  The cash subaccount of a Participant’s or Former Participant’s Account shall be distributed in a cash lump sum and the stock unit subaccount shall be distributed, in shares of Stock, with cash in lieu of fractional shares or fractional shares rounded up to the next whole share; provided, however, that in the sole discretion of the Committee, a Participant’s or Former Participant’s stock unit subaccount may be settled in cash.  Shares of Stock shall be paid from the available shares of Stock in any Employer employee incentive plan, other shareholder-approved stock plan maintained by the Company or an Affiliate, the treasury or open market purchases, as determined by the Committee.

6.Section 2.1(f) of the Plan is hereby amended to read in its entirety as follows, effective for awards issued on or after the date of this amendment:

“Normal Retirement Age” means for amounts deferred before 2016, the date on which the Participant attains age sixty-five and has completed eight continuous Years of Service for a Participant who was at least fifty years of age at the time the Participant was initially hired by the Employer, and the date on which the Participant attains a combination of age and Years of Service of at least eighty for a Participant who was under the age of fifty years at the time the Participant was initially hired by the Company; provided that the Committee may designate in writing that another combination of age and/or service shall be the Normal Retirement Age for a particular Account of a Participant before the right to receive the compensation attributable to such Account first becomes legally binding, as defined in IRS regulations under section 409A of the Code; and further provided that the Normal Retirement Age applicable to a Financial Advisor for amounts deferred before 2009 shall be the date on which the Participant attains age sixty and has completed five continuous Years of Service; and further provided that the Normal Retirement Age applicable to an Administrative Associate for amounts deferred before 2009 shall be the date on which the Participant attains age sixty-five and has completed five continuous Years of Service.  For the sake of clarity, for amounts deferred on or after February 25, 2016, there is no applicable “Normal Retirement Age” and any Termination of Employment will be treated as being incurred before Participant attains his or her Normal Retirement Age.

7.Section 5.3(a) of the Plan is hereby amended to read in its entirety as follows effective as of the date of this amendment:

(a)If a Participant incurs a Termination of Employment on or after attaining his or her Normal Retirement Age (i.e., retires on his or her Normal Retirement Date), Accounts that are not vested at such time shall not be subject to the vesting schedules and date described in Section 5.2, but instead shall vest on the date that occurs one year after such a Termination of Employment, provided that the Participant or Former Participant enters into a retirement agreement, complies with applicable noncompetition provisions and does not experience a forfeiture under Section 5.4 within that one year period.

8.Appendix A of the Plan is hereby amended as follows:

The following new award type is added to the end of the Paragraph that begins “TYPE”:

Partial Type Award (P[AWARD TYPE][PORTION]-)

The following Note is added as a new paragraph below “Other Features”:

“Note: an award identified as a Partial Type Award will have the features of each identified award type for the associated portion of that award.  The portion of the award may be based on percentage allocations (e.g., 50%, meaning 50% of the award is of the designated type) or based on absolute dollar thresholds (e.g., ≤$1,000,000, meaning the first million dollars of the award is of the designated type).  See below examples.”

The following examples are added as new paragraphs at the end of the section “Examples of Awards”:

“For example, PNCS50%PFA50%-3 RA means an award that is 50% a non-competition/solicitation award and 50% an FA deferral award that in each case is a hiring grant that vests and is delivered ratably over 3-years with no match and no extended vesting provisions.

For example, PNCS≤$1,000,000PFA>$1,000,000-3 RA means an award the first $1 million of which is a non-competition/solicitation award and all amounts in excess of $1 million are an FA deferral award that in each case is a hiring grant that that vests and is delivered ratably over 3-years with no match and no extended vesting provisions.”

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its duly authorized officer this 25th day of February, 2016.

STIFEL FINANCIAL CORP.
By:	/s/ Mark P. Fisher
Title:	General Counsel